UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                   For the quarter ended September 30, 2003

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                                               ALLIANT ENERGY CORPORATION

                                                       FORM U-9C-3

                                      For the Quarter Ended September 30, 2003




                                                        CONTENTS


                                                                                                         Page
ITEM 1 - Organization Chart                                                                               3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                   5

ITEM 3 - Associate Transactions                                                                           6

ITEM 4 - Summary of Aggregate Investment                                                                  7

ITEM 5 - Other Investments                                                                                8

ITEM 6 - Financial Statements and Exhibits                                                                8

SIGNATURES                                                                                                8

EXHIBIT A                                                                                                 9


ITEM 1 - ORGANIZATION CHART
(As of September 30, 2003)

-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                           Name of Company                      Energy-                                  Percentage of     Nature
                    (Organization Chart Hierarchy)              or Gas-                                     Voting           of
                (Inactive companies denoted with (*))           Related     Date of        State of       Securities      Business
               (Reporting companies denoted with (**))          Company   Organization   Organization        Held           (a)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
Alliant Energy Corporation                                        N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
     Alliant Energy TransCo LLC                                   N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          TRANSLink Development Company LLC (**)                Energy       6/7/02        Delaware          16%        (vii) - 4
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
     Distribution Vision 2010, LLC (**)                         Energy      10/2/01        Delaware          20%        (vii) - 3
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
     Wisconsin Power and Light Company                            N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Dais Analytic Corporation (**)                        Energy      4/19/93        New York           1%        (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
     Alliant Energy Resources, Inc.                               N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          ADI Thermal Power Corporation (**)                    Energy      8/11/97       Washington          4%        (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          American Superconductor Corporation (**)              Energy       4/9/87        Delaware          < 1%       (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          AnAerobics, Inc. (**)                                 Energy       5/8/96        Delaware           6%        (ix) - 3
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          AstroPower, Inc. (**)                                 Energy      4/28/89        Delaware          < 1%       (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          CellTech Power, Inc. (**)                             Energy       5/1/00        Delaware           1%        (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Nth Power Technologies Fund II, LP (**)               Energy      2/25/00       California          8%        (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Proton Energy Systems, Inc. (**)
          (Also owned by AER Holding Company)                   Energy      8/16/96        Delaware          < 1%       (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          SmartEnergy, Inc. (*) (**)                            Energy      4/15/99        Delaware          95%        (v) - 2
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          STM Power, Inc. (**)                                  Energy      3/17/03        Delaware           8%        (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          AER Holding Company                                     N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Proton Energy Systems, Inc. (**)
               (Also owned by Alliant Energy Resources, Inc.)   Energy      8/16/96        Delaware          < 1%       (ii)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Alliant Energy Integrated Services Company              N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Industrial Energy Applications, Inc. (**)        Energy      9/22/83          Iowa            100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    BFC Gas Company LLC (**)                    Energy      12/7/95          Iowa            60%        (vi)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Energys, Inc. (**)                          Energy      6/25/84       Wisconsin          100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               RMT, Inc. (**)                                   Energy      7/29/83       Wisconsin          100%       (vii) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    RMT North Carolina, Inc. (**)               Energy       4/6/69     North Carolina       100%       (vii) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    RMT, Inc., Michigan (**)                    Energy      12/15/95       Michigan          100%       (vii) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    RMT International, Inc. (**)                Energy      10/9/97       Wisconsin          100%       (vii) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Heartland Energy Group, Inc. (**)                Energy       6/1/95       Wisconsin          100%       (v) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Industrial Energy Applications
                       Delaware, Inc.                             N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Oak Hill Pipeline LP (**)              Energy       4/1/97         Texas            99%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Alliant South Texas Pipeline, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)              Energy      4/20/99         Texas            99%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Alliant Energy Desdemona, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)              Energy      2/14/00        Delaware          99%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Alliant Energy Field
                              Services, LLC)                    Energy      8/31/00         Texas            90%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Alliant Energy Field Services, LLC            N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------

                                       3

-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Alliant South Texas Pipeline, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware, Inc.)       Energy      4/20/99         Texas            99%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Alliant Energy Desdemona, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware, Inc.)       Energy      2/14/00        Delaware          99%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Industrial Energy
                              Applications Delaware, Inc.)      Energy      8/31/00         Texas            90%        (ix) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    NG Energy Trading, LLC (**)                 Energy      9/26/00        Oklahoma          50%        (v) - 1
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Alliant Energy Integrated Services -
                  Energy Solutions LLC (**)                     Energy       1/1/01          Iowa            100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Schedin & Associates, Inc. (*) (**)         Energy      6/22/82       Minnesota          100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    SVBK Consulting Group, Inc. (*) (**)        Energy       7/2/85        Florida           100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Alliant Energy Integrated Services -
                  Energy Management LLC (**)                    Energy       1/1/01          Iowa            100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Energy Performance Services, Inc. (**)           Energy      12/17/93     Pennsylvania        100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Cogenex Corporation (**)                         Energy      9/26/83      Massachusetts       100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    APS Cogenex LLC (**)                        Energy      9/29/95        Delaware          50%        (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Energy Capital and Services I, LP (**)      Energy       5/4/90      Massachusetts       100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Energy Capital and Services II, LP (**)     Energy      11/13/90     Massachusetts       100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Cogenex West Corporation (**)               Energy      9/26/83      Massachusetts       100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    EUA Cogenex-Canada Inc. (**)                Energy      10/11/94        Canada           100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         EUA Cogenex-Canada Energy
                            Services, Inc. (**)                 Energy      12/16/97        Canada           100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                              AGRA Cogenex Joint Venture (**)   Energy       7/8/97         Canada           50%        (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    Northeast Energy Management, Inc. (**)      Energy       1/7/94      Massachusetts       100%       (i)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Alliant Energy Investments, Inc.                        N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Heartland Energy Services, Inc.                    N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    ReGENco LLC (**)                            Energy      4/19/99       Wisconsin          30%        (vii) - 2
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Alliant Energy Synfuel LLC                              N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Kaufman & Broad-Nexgen LLC                         N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                    West Virginia Synfuel LP                      N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                         Alpha Synfuel LLC                        N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
                              New River Synfuel LLC (**)        Energy       3/9/98        Colorado          22%        (vi)
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
          Alliant Energy Transportation, Inc.                     N/A         N/A            N/A             N/A            N/A
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------
               Williams Bulk Transfer Inc. (**)                 Energy      4/27/99          Iowa            100%       (ix) - 2
-------------------------------------------------------------- --------- -------------- --------------- --------------- -----------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------
(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v) - 1           Brokering and marketing of energy commodities - natural gas
(v) - 2           Brokering and marketing of energy commodities - natural gas and electricity
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(vii) - 3         Distribution system research and development
(vii) - 4         Transmission system maintenance and operations
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
(ix) - 3          Waste water treatment
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at September 30, 2003

------------------------------------------- --------------------------- -------------- ---------------------------------------------
                                                                           Principal
                  Company                             Type of              Amount of                      Person to
                  Issuing                             Security             Security                Whom Security was Issued
                 Security                              Issued            (in thousands)                      (1)
------------------------------------------- --------------------------- -------------- ---------------------------------------------
ADI Thermal Power Corporation               Common stock                     $200      Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                Partnership capital            $1,470      Industrial Energy Applications Delaware, Inc.
                                            Partnership capital                $1      Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                  Money pool borrowings         $10,165      Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                   Money pool borrowings          $4,913      Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP            Partnership capital            $4,541      Industrial Energy Applications Delaware, Inc.
                                            Partnership capital                $7      Alliant Energy Field Services, LLC
American Superconductor Corporation         Common stock                     $963      Alliant Energy Resources, Inc.
AnAerobics, Inc.                            Series A preferred stock       $2,000      Alliant Energy Resources, Inc.
AstroPower, Inc.                            Common stock                     $497      Alliant Energy Resources, Inc.
BFC Gas Company LLC                         Capital                        $1,975      Industrial Energy Applications, Inc.
CellTech Power, Inc.                        Series A preferred stock         $252      Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)    Money pool borrowings         $78,192      Alliant Energy Resources, Inc.
Dais Analytic Corporation                   Common stock                      $90      Wisconsin Power and Light Company
Distribution Vision 2010, LLC               Capital                          $100      Alliant Energy Corporation
Energys, Inc.                               Common stock                   $8,747      Industrial Energy Applications, Inc.
                                            Money pool borrowings            $132      Alliant Energy Resources, Inc.
Energy Performance Services, Inc.           Money pool borrowings         $16,935      Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                Common stock                   $5,011      Alliant Energy Integrated Services Company
                                            Money pool borrowings         $19,392      Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.        Common stock                  $21,060      Alliant Energy Integrated Services Company
                                            Money pool borrowings         $19,473      Alliant Energy Resources, Inc.
New River Synfuel LLC                       Capital                       $30,775      Alpha Synfuel LLC
Nth Power Technologies Fund II, LP          Partnership capital            $7,500      Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                        Partnership capital            $1,146      Industrial Energy Applications Delaware, Inc.
Proton Energy Systems, Inc.                 Common stock                     $499      Alliant Energy Resources, Inc.
                                            Common stock                      $22      AER Holding Company
ReGENco LLC                                 Class A units                  $1,084      Heartland Energy Services, Inc.
                                            Class B units                    $833      Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)              Common stock                  $11,822      Alliant Energy Integrated Services Company
SmartEnergy, Inc.                           Common stock                  $15,000      Alliant Energy Resources, Inc.
                                            Bridge loan                   $24,744      Alliant Energy Resources, Inc.
STM Power, Inc.                             Series A preferred stock       $2,500      Alliant Energy Resources, Inc.
TRANSLink Development Company               Capital                          $288      Alliant Energy TransCo LLC
                                            Loan                           $1,575      Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.                 Common stock                       $1      Alliant Energy Transportation, Inc.
                                            Money pool borrowings          $4,504      Alliant Energy Resources, Inc.
------------------------------------------- --------------------------- -------------- ---------------------------------------------


(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2003

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

------------------------------------------------------------------------------------------------------------------------------------
 Reporting       Associate                                                   Direct       Indirect                        Total
  Company         Company               Types of                             Costs         Costs          Cost of         Amount
 Rendering       Receiving              Services                            Charged       Charged         Capital         Billed
  Services       Services               Rendered                         (in thousands) (in thousands) (in thousands) (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
RMT                WP&L          Environmental consulting                     $437           $-            $-             $437
RMT                IEA           Environmental consulting                       26            -             -               26
RMT                IP&L          Environmental consulting                      545            -             -              545
RMT                Resources     Environmental consulting                       20            -             -               20
RMT                Barge         Environmental consulting                        8            -             -                8
RMT                AEG           Environmental consulting                        9            -             -                9
ReGENco            IP&L          Integrated turbine & generator services       458            -             -              458
ReGENco            AEG           Storage lease, handling & maintenance         120            -             -              120
------------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
 Associate       Reporting                                                Direct       Indirect                       Total
  Company         Company                   Types of                      Costs         Costs          Cost of        Amount
 Rendering       Receiving                  Services                     Charged       Charged         Capital        Billed
  Services       Services                   Rendered                  (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting              $26            $-              $-            $26
--------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

---------------- ------------------------------------------         --------------- ------------------------------------------
Abbreviation     Legal Name                                         Abbreviation    Legal Name
---------------- ------------------------------------------         --------------- ------------------------------------------
AEG              AEG Worldwide, Inc.                                ReGENco         ReGENco LLC
Barge            IEI Barge Services, Inc.                           Resources       Alliant Energy Resources, Inc.
IEA              Industrial Energy Applications, Inc.               RMT             RMT, Inc.
IP&L             Interstate Power and Light Company                 WP&L            Wisconsin Power and Light Company
---------------- ------------------------------------------         --------------- ------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of September 30, 2003 (a)                            $5,272,748          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           790,912          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    790,912          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      119,085
     Energy-related business category ii                                                      15,023
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       60,858
     Energy-related business category vi                                                      39,607
     Energy-related business category vii                                                      4,713
     Energy-related business category viii                                                    95,698 (b)
     Energy-related business category ix                                                      12,524
     Energy-related business category x                                                            -
                                                                                        -------------
          Total current aggregate investment                                                 347,508          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $443,404          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                             -----------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $95,698,000 of payments to purchase generation equipment that Alliant Energy intends to use to develop one or more qualifying facilities.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.         $41,433          $40,533     In the third quarter of 2003, Industrial Energy
                                                                               Applications, Inc. repaid $900 of money pool
                                                                               borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.                  $3,289           $3,289     No change.

Energy-related business category vi*
     BFC Gas Company LLC                           $1,975           $1,975     No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822          $11,822     No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                          $1,245           $1,146     In the third quarter of 2003, Oak Hill Pipeline LP
                                                                               made a distribution of $99 to Industrial Energy
                                                                               Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
      None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 20th day of November 2003.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer               Vice President-Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                       (Principal Accounting Officer)


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                 Vice President-Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                         (Principal Accounting Officer)
